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                             August 20, 2021

       Yongxu Liu
       Chief Executive Officer
       Shengfeng Development Limited
       Shengfeng Building, No. 478 Fuxin East Road
       Jin'an District, Fuzhou City
       Fujian Province, People's Republic of China, 350001

                                                        Re: Shengfeng
Development Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted August 3,
2021
                                                            CIK No. 0001863218

       Dear Mr. Liu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that you are a Cayman Islands holding company with operations conducted by your
subsidiaries and through contractual arrangements with a variable interest entity (VIE)
and VIE subsidiaries based in China. Please disclose prominently on the prospectus cover
page that you are not a Chinese operating company and that your
                                                        VIE structure involves
unique risks to investors. Explain whether the VIE structure is used to replicate
foreign investment in Chinese-based companies where Chinese law prohibits direct
foreign investment in the operating companies, and disclose that investors may never directly hold
equity interests in the Chinese operating company. Your
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu   Liu
           Development Limited
Comapany
August 20, NameShengfeng
           2021           Development Limited
August
Page 2 20, 2021 Page 2
FirstName LastName
         disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your Class A ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your Class A ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities and data security or anti-monopoly concerns,
         has or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. We note your defined terms on page ii. Revise the prospectus cover page to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary, page 1

4.       We note your diagram of the company   s VIE corporate structure based
in China.
         Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE
s operations and
         financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the
company   s operations
         are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
         Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. We note the disclosure in your summary of risk factors regarding the risks that your corporate structure and being based in or having the majority of the
company   s operations
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu   Liu
           Development Limited
Comapany
August 20, NameShengfeng
           2021           Development Limited
August
Page 3 20, 2021 Page 3
FirstName LastName
         in China poses to investors. Please revise to describe the significant liquidity risks and expand your description of the significant regulatory and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE
s operations, and
         state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
7. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
8. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
9. We note your disclosure on page 22 that the Company may be delisted in the future if the
 Yongxu Liu
FirstName
Shengfeng LastNameYongxu   Liu
           Development Limited
Comapany
August 20, NameShengfeng
           2021           Development Limited
August
Page 4 20, 2021 Page 4
FirstName LastName
         PCAOB is unable to inspect your accounting firm. Revise your prospectus summary to disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
Risk Factors , page 11

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
11.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
13. You disclose on page 23 that you are currently not in full compliance with all PRC labor-
         related laws and regulations in certain respects. You further state that you have not made adequate social insurance and housing fund contributions for all employees as required by
         PRC regulations, but you are endeavoring to have sufficient funds to address your social insurance and housing fund contribution requirements by the end of next year. If material, revise to disclose the contribution amounts that you will need to make for you to be in full compliance with all PRC labor-related laws and regulations.
Dilution, page 41

14. Please explain how you calculated the historical net tangible book value as of December
         31, 2020 of $0.62 per ordinary share (both Class A and Class B Ordinary Share).

         You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
 Yongxu Liu
Shengfeng Development Limited
August 20, 2021
Page 5

Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameYongxu Liu
                                                           Division of
Corporation Finance
Comapany NameShengfeng Development Limited
                                                           Office of Energy &
Transportation
August 20, 2021 Page 5
cc:       Jingwen (Katherine) Luo, Esq,
FirstName LastName